UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      [  ]  Form 10-K     [  ]  Form 20-F     [  ]  Form 11-K    [ X ]  Form 10-Q    [  ]  Form N-SAR

For Period Ended:           March 31, 2001

[  ]   Transition Report on Form 10-K

[  ]   Transition Report on Form 20-F

[  ]   Transition Report on Form 11-K

[  ]   Transition Report on Form 10-Q

[  ]   Transition Report on Form N-SAR

For the Transition Period Ended:_______

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          N/A

PART I--REGISTRANT INFORMATION

          NORD RESOURCES CORPORATION
Full Name of Registrant:

          N/A
Former Name if Applicable:

          201 Third Street, NW, Suite 1750
Address of Principal Executive Office (Street and Number):

          Albuquerque, NM 87102
City, State and Zip Code:

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[ X ]      (a)    The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expenses;

[   ]       (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, 11-K,
                      Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]       (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 21, 2001 the registrant filed for a petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code 11 U.S.C. Section 101, et seq. as case number 11-01-11160MA in the United States Bankruptcy Court, District of New Mexico, Albuquerque, New Mexico. On April 23, 2001 the United States Bankruptcy Court dismissed the proceeding pursuant to 11 U.S.C. Section 1112(b)(1), before the approval of Independent Auditors for the registrant. The cash assets under the registrant are under the supervision of a Trustee and are unavailable until the resolution of outstanding legal issues. Until these issues are resolved, Nord Resources will be financially unable to meet the filing requirements for the 10-Q.

PART IV--OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification

           John F. Champagne                     505                                  766-9955
                     (Name)                         (Area Code)              (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

          [  ] Yes           [ X ] No

          2000 10-K

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

           [  ] Yes           [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is releasing its earnings statements for the periods ended           March 31, 2001
contemporaneously with the filing of this Form 12b-25.                     [ ] Yes           [ X ] N o

       NORD RESOURCES CORPORATION
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16 2001                                          By:                /s/ John F. Champagne
                                                                        Name:           John F. Champagne
                                                                        Title:             Chairman, President & CEO